UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Foreclosure Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34546A107

(CUSIP Number)

2015 Tuttle Avenue, Suite A, Sarasota, Florida, 34239, Attn: Stuart Titus

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34546A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) General Hemp, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 628,191
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 628,191

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,191
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 34546A107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stuart Titus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 628,191
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 628,191

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,191
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, no par value per share (the “Common Stock”), of Foreclosure Solutions, Inc., a Texas corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2502 Live Oak Street, Suite 205, Dallas, Texas 75204.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of General Hemp, LLC, a limited liability company (the “Investor”), and Mr. Stuart Titus, a natural person (“Mr. Titus”). The Investor and Mr. Titus are referred to collectively as the “Reporting Persons”.

(b) The Reporting Persons’ business address is 2015 Tuttle Avenue, Suite A, Sarasota, Florida, 34239.

(c) The Investor’s business consists of owning the shares of the Issuer.  Mr. Titus is a self-employed physician and is the sole member and manager of the Investor, with sole authority to take action on behalf of the Investor.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Investor is incorporated in Delaware. Mr. Titus is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock acquired by the Reporting Persons were acquired for $33,750.00. All of the shares of Common Stock acquired by the Reporting Persons were purchased with cash borrowed from Mr. Stuart Titus, a Reporting Person and the sole member of the Investor pursuant to the terms of a Promissory Note issued by the Investor to Mr. Titus. The foregoing description of the Promissory Note is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

450,000 of the shares of Common Stock acquired by the Reporting Persons, or 6.4% of the issued and outstanding shares of Common Stock of the Issuer, were acquired pursuant to the terms of a Stock Purchase Agreement, dated as of November 16, 2012, by and among Mai Dun Limited, LLC, Mercia Holdings, LLC, the Investor, Bamburgh Holdings, LLC (collectively, the “Buyers”), H.J. Cole (the “Seller”) and the Issuer (the “Cole Stock Purchase Agreement”), a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference. The percentage set forth in this Item 4 assumes that 7,000,000 shares of Common Stock were outstanding as of the date of this Statement, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2012. The remaining shares of Common Stock acquired by the Reporting Persons were purchased pursuant to stock purchase agreements with other individual stockholders of the Issuer (collectively with the Cole Stock Purchase Agreement, the “Stock Purchase Agreements”). Pursuant to the terms of the Stock Purchase Agreements, the Reporting Persons collectively acquired 9.0% of the issued and outstanding shares of the Issuer and the other Buyers collectively acquired 90.7% of the issued and outstanding shares of the Issuer. In connection with the Cole Stock Purchase Agreement, Seller resigned as the President, Secretary, Treasurer and sole director of the Issuer and Mr. Michael Mona, Jr., an associate of the Reporting Persons was appointed as the sole director and interim Chief Executive Officer of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 628,191 shares of Common Stock, which constitutes 9.0% of the shares of Common Stock outstanding. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 7,000,000 shares of Common Stock were outstanding as of the date of this Statement, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on October 26, 2012.

(b) The Reporting Persons have shared voting power and shared dispositive power with respect to 628,191 shares of Common Stock.

See Item 2 of this Statement, which is hereby incorporated by reference in this Item 5(b).

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(c)  Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their shares of Common Stock of the Issuer.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the operating agreement of the Investor, the manager of the Investor (which is Mr. Titus) has the sole authority to act on behalf of the Investor with respect to the shares of Common Stock of the Issuer. Other than the foregoing and as set forth in Item 3 of this Statement, which is hereby incorporated by reference into this Item 6, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement.
Exhibit 2	Promissory Note, dated as of November 8, 2012, issued by General Hemp, LLC to Mr. Titus.
Exhibit 3	Stock Purchase Agreement, dated as of November 16, 2012, by and among Mai Dun Limited, LLC, Mercia Holdings, LLC, General Hemp, LLC, Bamburgh Holdings, LLC, H.J. Cole and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 30, 2012).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2012

Date

GENERAL HEMP, LLC

By: /s/ Stuart Titus

Stuart Titus

/s/ Stuart Titus

Stuart Titus

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Exhibit 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

Date: November 30, 2012

GENERAL HEMP, LLC

By /s/ Stuart Titus
Stuart Titus, Manager

/s/ Stuart Titus

STUART TITUS

Exhibit 2

PROMISSORY NOTE

$33,750	November 8, 2012
Sarasota, Florida

For value received General Hemp, LLC, a Delaware limited liability company or its successors or assigns (“Payor”) promises to pay to Stuart Titus or successors or assigns (“Holder”) the principal sum of $33,750.00 on the terms set forth below.

1.       Series of Notes. This note (the “Note”) is issued as part of a series of similar notes (collectively, the “Notes’’) which may be issued for loans made to Payor by Holder. The balance of the Notes hereby issued may increase by additional loans from Holder to Payor without the need for amended, additional or supplementary Promissory Notes to be executed. All Notes shall be deemed issued under terms identical to those set forth in this Note. A balance of each Note will be maintained by the Payor showing loans received, interest accrued and repayments made by Payor. The Notes shall bear interest at a rate of 5% per annum and shall be repaid as set forth below in Section 3.

2.       Application of Payments. All payments under this Note, including prepayments, shall be in lawful money of the United States of America and shall be made pro rata among all Notes in proportion to their relative principal amounts. Unless and until there is a Default (as defined below) all payments shall be applied to principal and interest.

3.       Maturity Date; Timing of Payments. The principal, together with any accrued but unpaid interest on the Notes shall be due and payable in full on or before November 1, 2020 (the “Date of Maturity”), provided however that prior to the Date of Maturity, Payor shall make payments on the Notes as follows:

(a)       Commencing on the first day of the month following Payor’s receipt of financing (whether debt, equity or other type of financing from whatever source) of at least Fifty Thousand Dollars ($50,000), and on the first day each month subsequent thereto until the Notes are paid in full, Payor shall make payments to Holder equal to the accrued interest on the Notes in the month immediately prior to the payment date; or

(b)       Notwithstanding the foregoing, Payor shall begin making monthly payments equal to the accrued interest on the Notes beginning November 1, 2013.

4.       Prepayment. Payor may prepay this Note in whole or in part without penalty or premium.

5.       Default. The term “Default” as used in this Note means any of the following events:

(a)       Payor fails to pay this Note as set forth in Section 3 and such non-payment continues unremedied for a period of thirty (30) days after Payor receives notice of such default from any Holder.

(b)       Payor is served with petition for relief under 11 U.S.C. 1 et seq. or any similar federal or state statute, or a proceeding is instituted against Payor seeking a readjustment of Payor’s indebtedness, or an action is commenced to appoint a receiver or trustee for all or substantially all of Payor’s property, and Payor fails to cause such proceeding to be dismissed within ninety (90) days after it is instituted against Payor.

(c)       Payor files any petition for relief under 11 U.S.C. 1 et seq. or any similar federal or state statute, Payor makes a general assignment of its assets for the benefit of its creditors or consents to the appointment of a receiver or trustee for all or substantially all of Payor’s property.

6.       Remedies Upon Default. Upon the occurrence and during the continuance of a Default, the Holder may, by written notice to Payor, accelerate the due date of the principal amount owing under this Note. Such accelerated amounts shall become immediately due and payable upon receipt of such notice by Payor. If the Holder accelerates the amounts due under this Note, the Holder shall have the right to pursue any or all of the remedies provided in this Note, including, but not limited to, the right to bring suit on the Note. Upon a Default and during the continuance thereof, the unpaid principal then owing shall bear interest at ten percent per annum.

7.       Attorneys’ Fees. In the event of any Default hereunder, Payor shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

8.       Waiver of Notice. Payor hereby waives demand, notice, presentment, protest and notice or dishonor.

9.       Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of Florida, as applied to contracts entered into by Florida residents within the State of Florida, which contracts are to be performed entirely within the State of Florida.

10.       Amendment. Any term of this Note may be amended or waived with supermajority approval and written consent of Payor. Holder acknowledges that because this Note may be amended, Holder’s rights hereunder (including, without limitation, Holder’s right to receive payment as due) may be amended or waived without Holder’s consent.

11.       Notices. All notices, demands and requests of any kind to be delivered to any party in connection with this Note shall be in writing and shall be deemed to have been duly given if personally delivered or if sent by nationally-recognized overnight courier or by registered or certified mail, return receipt requested and postage prepaid, addressed as provided below. As amended from time to time by notice from one party to the other.

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FOREBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER FLORIDA LAW.

HOLDER By: /s/ Stuart Titus Name: Stuart Titus	GENERAL HEMP, LLC By: /s/ Stuart Titus Name: Stuart Titus, Manager